Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

May 6, 2026

General

This management's discussion and analysis ("MD&A") of the financial condition and results of operations of Gold Royalty Corp. should be read in conjunction with our unaudited condensed interim consolidated financial statements and the notes thereto for the three months ended March 31, 2026 and our Annual Report on Form 20-F (the "Annual Report") for the year ended December 31, 2025, copies of which are available under our profiles at SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Unless otherwise stated, all information contained in this MD&A is as of May 6, 2026. Unless otherwise stated, references herein to "$" or "dollars" are to United States dollars and references to "C$" are to Canadian dollars. References in this MD&A to the "Company", "Gold Royalty", "we", "us" and "our" mean Gold Royalty Corp., together with its subsidiaries unless the context otherwise requires.

Our unaudited condensed interim consolidated financial statements for the three months ended March 31, 2026, have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards") applicable to the presentation of interim financial statements including International Accounting Standard 34, Interim Financial Reporting.

Technical and Third-Party Information

Disclosures relating to properties in which we hold royalty, streaming or other similar interests are based on information publicly disclosed by the owners or operators of such properties. For further information regarding the project updates regarding properties underlying our interests, please refer to the disclosures of the operators thereof, including the news releases referenced herein.

As a holder of royalties and similar non-operating interests, we have limited, if any, access to properties included in our asset portfolio. Additionally, we may from time to time receive operating information from the owners and operators of the properties, which we are not permitted to disclose to the public. We are dependent on the operators of the properties and their qualified persons to provide information to us or on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which we hold interests and generally will have limited or no ability to independently verify such information. Although we do not currently have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

Unless otherwise indicated, the technical and scientific disclosure contained herein, including any references to mineral resources or mineral reserves, was prepared by the project operators in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Properties ("NI 43-101"), which differs significantly from the requirements of the U.S. Securities and Exchange Commission ("SEC") applicable to domestic issuers. Accordingly, the scientific and technical information contained or referenced in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

The scientific and technical information contained in this MD&A relating to our royalty, streaming and other similar interests has been reviewed and approved by Alastair Still, P.Geo., who is our Director of Technical Services and a qualified person as such term is defined under NI 43-101.

All websites referred to herein are inactive textual references only, meaning that the information contained on such websites is not incorporated by reference herein and you should not consider information contained on such websites as part of this document unless expressly specified herein.

Business Overview

Gold Royalty is a precious metals focused royalty and streaming company offering creative financing solutions to the metals and mining industry. Our diversified portfolio includes 258 royalty and streaming interests across properties of various stages, of which eight are currently on cash flowing assets.

Our head office and principal address is located at 1830 – 1188 West Georgia Street Vancouver, BC, V6E 4A2, Canada. Our common shares (the "GRC Shares") and common share purchase warrants are listed on the NYSE American under the symbols "GROY" and "GROY.WS", respectively.

Business Strategy

Since inception, our stated strategy has been to acquire royalties, streaming and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term returns for its investors.

In carrying out our long-term growth strategy, we seek and continually review opportunities to expand our portfolio through the acquisition of existing or newly created royalties, streaming or similar interests and through accretive acquisitions of companies that hold such assets. In acquiring newly created interests, we act as a source of financing to mining companies for the development and exploration of projects.

Our "royalty generator model" is focused on mineral properties held by us and our subsidiaries and additional properties we may acquire from time to time, with the aim of subsequently optioning or selling them to third-party mining companies in transactions where we would retain a royalty, carried interest or other similar interest. We believe the royalty generator model provides increased volume of potential royalty opportunities, targeting opportunities with potential exploration upside.

We generally do not conduct development or mining operations on the properties in which we hold interests, and we are not required to contribute capital costs for these properties. We may, from time to time, conduct non-material exploration related activities to advance our royalty generator model.

Financial and Operating Highlights

The following table sets forth selected financial and operating information for the three months ended March 31, 2026 and 2025:

	For the three months ended March 31
	2026	2025
(in thousands of dollars, except per share and GEOs amounts)	($)	($)
Revenue	7,178	3,138
Net income (loss)	1,771	(1,248)
Net income (loss) per share, basic	0.01	(0.01)
Net income (loss) per share, diluted	0.01	(0.01)
Cash provided by operating activities	4,474	2,487
Non-IFRS
Total Revenue, Land Agreement Proceeds and Interest(1)	9,362	3,577
Adjusted EBITDA(1)	6,999	1,673
Adjusted Net Income (Loss)(1)	3,273	(1,246)
Adjusted Net Income (Loss) Per Share, basic(1)	0.01	(0.01)
Adjusted Net Income (Loss) Per Share, diluted(1)	0.01	(0.01)
Gold Equivalent Ounces ("GEOs")(1)	1,920	1,249

__________

Note:

(1)
Total Revenue, Land Agreement Proceeds and Interest, Adjusted EBITDA, Adjusted Net Income (Loss), Adjusted Net Income (Loss) Per Share, basic and diluted, and GEOs are each non-IFRS measures and do not have a standardized meaning under IFRS Accounting Standards. See "Non-IFRS Measures" for further information.

Selected highlights for the first quarter of 2026, include:

•
Adjusted EBITDA increased by approximately 318% from the same period of 2025 to a record $7.0 million (net income of $1.8 million).
•
Record revenue of $7.2 million, representing approximately a 129% increase from the same period of 2025, and record Total Revenue, Land Agreement Proceeds and Interest income of $9.4 million, representing an increase of approximately 162% from the same period of 2025.
•
Record results were driven by contributions from Borborema, Pedra Branca, Côté Gold and Vareš and higher gold and copper prices.
•
Operators continuing to advance key assets, including the development of REN and South Railroad, as well as the underground ramp and shaft development continuing to progress on-schedule at the Odyssey Mine. See "Selected Asset Updates" for further information.
•
Completed the acquisition of an additional royalty on the Borborema Mine. See "Recent Developments" for further information.

Total Revenue, Land Agreement Proceeds and Interest, Adjusted EBITDA are non-IFRS measures and do not have a standardized meaning under IFRS Accounting Standards. See "Non-IFRS Measures" for further information.

Recent Developments

The following is a summary of selected recent developments regarding our business.

Amendments to Credit Facility

In February 2026, we amended and upsized our existing credit facility (the "Credit Facility"), to increase the secured revolving credit line to $125 million, with an accordion feature allowing for up to an additional $25 million in availability, subject to certain conditions. Under the amended Credit Facility, term benchmark advances will bear interest at rate equal to Secured Overnight Financing Rate ("SOFR") plus a margin of 2.25% to 3.25%, reflecting a 25-basis points interest rate reduction. The Credit Facility matures in November 2028.

Borborema Royalty Acquisition

On January 21, 2026, we completed the acquisition of an existing net smelter return ("NSR") royalty on the Borborema mine ("Additional Borborema Royalty") for total consideration of $45 million, comprised of $30 million in cash and the issuance of 3,571,429 GRC Shares. The Additional Borborema Royalty consists of a 1.5% NSR on the first 1.5 million ounces of payable gold production and 1.0% until 2.0 Moz of payable gold is produced, thereafter being extinguished.

Taurus Mining Royalty Fund, L.P. ("Taurus") participated in this acquisition under the previously announced mutual cooperation agreement. Pursuant to a unit purchase agreement, Taurus acquired an indirect 49.9978% interest in Borborema Royalty Limited Partnership ("Borborema LP"), a subsidiary of the Company that holds the Additional Borborema Royalty for cash consideration of $22.5 million. The Company holds the balance of the interests in Borborema LP. As a result of the transaction, the Company lost control of Borborema LP for accounting purposes, but retained joint control over Borborema LP with Taurus. The assets and liabilities of Borborema LP were derecognized from the condensed consolidated financial statements, with the retained interest recognized as an investment in joint venture in the condensed consolidated statement of financial position at March 31, 2026.

Selected Asset Updates

The following is a summary of selected recent developments announced by the operators of the properties underlying certain of our royalties and stream. Please refer to the Annual Report for additional information regarding our interests.

Canadian Malartic Property

We hold four royalties on portions of the Canadian Malartic Complex, including a 3.0% NSR royalty on portions of the Canadian Malartic and Odyssey mines in Québec, Canada. This royalty currently applies to a portion of the open pit area (the eastern end of the Barnat Extension). The royalty also applies to portions of the Odyssey, Internal Zones, East Malartic, Sladen and Sheehan zones, and all of the Jeffrey zone within the Canadian Malartic Complex. The Canadian Malartic Complex is owned and operated by Agnico Eagle Mines Limited ("Agnico Eagle") We also hold royalties on the wider Canadian Malartic Property, including 2.0% NSR royalties on the Charlie Zone and the eastern portion of the Gouldie zone, a 1.5% NSR royalty on the Midway Project (1.0% NSR can be bought back for $1.0 million) and a 15% NPI royalty on the Radium Property.

In a news release dated April 30, 2026, Agnico Eagle disclosed that mine development advanced with a continued focus on the main ramp, which reached a depth of 1,151 metres at the end of the quarter, and the development of the East Gouldie production levels. Agnico Eagle added that production via ramp from East Gouldie commenced in March 2026, approximately three months ahead of plan and that development activities continued to progress on schedule in support of the planned start of shaft-hoisted production from East Gouldie in the second quarter of 2027. Additionally, Agnico Eagle disclosed that shaft sinking activities continued ahead of schedule, with completion of the first phase of shaft sinking to a planned depth of 1,580 metres now expected at year-end 2026. It also disclosed that commissioning of the production hoist is expected in the second quarter of 2027.

Agnico Eagle also reiterated in the same news release that it is advancing an internal technical evaluation of a potential second shaft at the Odyssey mine, with current work focused on mine design and planning, surface layout, headframe design, and preparatory activities to support the permitting process. It additionally disclosed that the technical evaluation is expected to be completed in the fourth quarter of 2026.

For further information see Agnico Eagle's news release dated April 30, 2026, available under its profile on www.sedarplus.ca.

Borborema Mine

We hold a 2.75% NSR royalty over the Borborema Gold Mine ("Borborema") in Rio Grande do Norte, Brazil, which is owned and operated by a subsidiary of Aura Minerals Inc. ("Aura"). The royalty decreases by 1.5% NSR after 725,000 ounces of gold production, 0.25% NSR after 1,500,000 ounces of gold production, and 0.50% NSR after 2,000,000 ounces of gold production. Our royalty is subject to a buyback right of the operator, whereby a 0.5% NSR may be repurchased for $2.5 million after the earlier of 2,250,000 ounces of production or 2050.

In a news release dated April 1, 2026, Aura issued a news release stating the increased resource confidence and conversion based on the updated technical report for the Borborema project.

In a news release dated April 10, 2026, Aura announced production from Borborema of 17,101 gold equivalent ounces, representing a 9% increase compared to the previous quarter.

For further information see Aura's news releases dated April 1, 2026, and April 10, 2026, available under its profile on www.sedarplus.ca.

Borden Mine

We hold a 0.5% NSR royalty on the southern portion of the underground Borden gold mine ("Borden"), located in Ontario, Canada, owned and operated by Discovery Silver Corp. ("Discovery").

In a news release dated April 23, 2026, Discovery announced drill results at Porcupine, including intersections at Borden which extend mineralization down plunge and to the east of the current resource at the Main Zone, and results which highlight expansion potential at the East Lower Zone on a structure parallel to the Main Zone.

For further information see Discovery's news release dated April 23, 2026, available under its profile on www.sedarplus.ca.

Côté Gold Mine

We hold a 0.75% NSR royalty over the southern portion of the Côté Gold Mine ("Côté Gold") in Ontario, Canada, which is majority owned and operated by IAMGOLD Corporation ("IAMGOLD").

In a news release dated May 5, 2026, IAMGOLD reported that Côté Gold had produced 74.7 thousand ounces of gold during the first quarter of 2026. IAMGOLD also stated that it expects to release an updated technical report in the fourth quarter of 2026, outlining a larger scale Côté Gold with a conceptual mine plan including both the Côté and Gosselin zones and envisioning an expansion of the processing plant from 36,000 tpd to 55,000 tpd.

For further information see IAMGOLD's news release dated May 5, 2026, available under its profile on www.sedarplus.ca.

Cozamin Mine

We hold a 1.0% NSR royalty on the southeastern portion of the Cozamin copper-silver mine ("Cozamin"), located in Zacatecas, Mexico, owned and operated by Capstone Copper Corp. ("Capstone").

In a news release dated April 29, 2026, Capstone reported that Cozamin produced 5,930 tonnes of copper during the first quarter of 2026, 9% lower than the same period in 2025 primarily due to lower feed grades and lower recoveries as a result of planned mine sequence. Capstone also stated that throughput remained consistent with the same period in the prior year.

For further information see Capstone's news release dated April 29, 2026, available under its profile on www.sedarplus.ca.

Granite Creek Mine

We hold a 10.0% NPI royalty over the Granite Creek Mine ("Granite Creek") in Humboldt County, Nevada, USA, owned and operated by i-80 Gold Corp. ("i-80"). The royalty is subject to a production hurdle of 120,000 oz of gold.

In a news release dated March 24, 2026, i-80 announced a complete recapitalization and is now fully-funded for phase 1 and phase 2 of its development plan. i-80 also stated that the Granite Creek underground and open-pit portions are within phase 1 and 2 of the development plan.

For further information see i-80's news release dated March 24, 2026, available under its profile on www.sedarplus.ca.

Pedra Branca Mine

We hold a 25% NSR on gold and 2% NSR on copper produced from the Pedra Branca East and Pedra Branca West deposits located in the Carajas complex in Brazil, previously operated by BHP Group Limited ("BHP"), acquired by CoreX Holdings BV subsequent to quarter end.

In a news release dated April 22, 2026, BHP disclosed that the divestment of the Carajas complex which includes Pedra Branca was completed on April 2, 2026. Additionally, it disclosed that for the quarter ended March 31, 2025, the Carajas complex had produced 1.9 thousand tonnes of payable copper and 1,516 ounces of gold.

For further information see BHP's news release dated April 22, 2026, available on BHP's corporate website.

Vareš Mine

We hold a copper stream (the "Vareš Stream") on the Vareš silver mine, located in Bosnia and Herzegovina, operated by DPM Metals ("DPM"). The Vareš Stream applies to 100% of copper production from the Rupice mine area with ongoing payments equal to 30% of the spot copper price, and effective payable copper is fixed at 24.5%.

In a news release dated April 8, 2026, DPM reported that Vareš produced approximately 29,000 GEOs in the first quarter of 2026, in line with the planned ramp-up of the mine to full production, sold payable metals of approximately 14,000 GEOs which was lower than the GEO produced due primarily to timing of deliveries. DPM also stated that development rates were in-line with expectations and the paste backfill plant remains on track for commissioning in the third quarter of the year. DPM also reported that the processing plant will be shut down for approximately 20 days during the second quarter of 2026 for the preparation of installation tie-ins for the second tailings filter which will allow installation of the tailings filter with minimal impact to the higher production rates anticipated in the second half of the year. Additionally, DPM also stated that Vareš is on track to achieve its guidance for 2026.

For further information see DPM's announcement dated April 8, 2026, available under its profile on www.sedarplus.ca.

South Railroad Project

We hold a 0.44% NSR royalty over a portion of the South Railroad project ("South Railroad") in Nevada, USA, which is owned and operated by Orla Mining Ltd. ("Orla").

In a news release dated March 19, 2026, Orla reiterated plans to start field construction at the South Railroad project in mid-2026 pending receipts of the final project permits, with Orla envisioning an 18-month build schedule. Orla also outlined its 2026 exploration program, which is planned to commence in the second quarter of 2026 and will focus on potential pit extensions at Pinion, Dark Star and Jasperoid Wash to support resource and reserve growth and assess opportunities to extend mine life, as well as advancing oxide targets and mineralized zones proximal to the South Railroad development area.

For further information see Orla's news release dated March 19, 2026, available under its profile on www.sedarplus.ca.

Tonopah West Project

We hold a 3.0% NSR royalty over the Tonopah West project ("Tonopah West") in Nevada, USA, owned and operated by Blackrock Silver Corp. ("Blackrock Silver").

In a news release dated March 31, 2026, Blackrock Silver announced an updated preliminary economic assessment for the Tonopah West project under NI 43-101.

For further information see Blackrock Silver's news release dated March 31, 2026, available under its profile on www.sedarplus.ca.

La Mina Project

We hold a 2.0% NSR royalty over the La Mina gold-copper project in Colombia, which is owned and operated by GoldMining Inc. ("GoldMining").

In a news release dated April 28, 2026, GoldMining announced the results of an updated PEA over the La Mina project under NI 43-101.

For further information see GoldMining's news release dated April 28, 2026, available under its profiles at www.sedarplus.ca and www.sec.gov.

Royalty Generator Model Update

Our Royalty Generator Model continues to generate positive results. We have generated 56 royalties since the acquisition of Ely Gold Royalties Inc. in 2021 through this model.

We currently have 38 properties subject to land agreements and 6 properties under lease generating land agreement proceeds. The model continues to incur low operating costs to maintain the mineral interests in the first quarter of 2026.

Market Overview

Our royalties are predominantly gold-based and the Vareš Stream is predominantly copper-based. Accordingly, the market price for gold and copper will have an impact on our revenues and results of operations. The following table summarizes the average gold and copper price for the periods indicated.

	For the three months ended March 31
	2026	2025
	($)	($)
Average Gold Price ($/oz)(1)	4,875	2,865
Average Copper Price ($/tonne)(2)	12,843	9,352

__________

Notes:

(1)
Based on the London Bullion Market Association ("LBMA") PM fix.
(2)
Based on the London Metal Exchange ("LME") Grade A copper.

The market prices for gold and copper are subject to volatile price movements over short periods of time and can be impacted by numerous macroeconomic factors, including but not limited to, the value of the United States dollar, transactions by central banks and financial institutions, interest rates, inflation or deflation, demand and geopolitical and other economic conditions.

During the three months ended March 31, 2026, LBMA PM fix gold price ranged from $4,353 to $5,405 per ounce, averaging $4,875 per ounce for the period, a 70% increase from the same period of 2025. The price of gold has increased during the three months ended March 31, 2026, largely due to rising global demand, reaching a record high of $5,405 per ounce on January 29, 2026. As at May 5, 2026, the gold price was $4,577 per ounce.

During the three months ended March 31, 2026, LME Grade A copper price ranged from $11,826 to $13,844 per tonne, averaging $12,843 per tonne for the period, an 37% increase from the same period of 2025. The price of copper has increased during the three months ended March 31, 2026, largely due to consistent rising global demand which global supply sources have not been able to address. As of May 5, 2026, the copper price was $12,970 per tonne.

Discussion of Operations

Three months ended March 31, 2026, compared to three months ended March 31, 2025

Revenue for the first quarter of 2026 was $7.2 million, compared to $3.1 million in the same period of 2025. The increase primarily resulted from increased payments received under the Borborema, Borden and Côté royalties and the Vareš stream due to higher commodity prices and, in some cases, higher production at the underlying mines, and the addition of income generated from the Pedra Branca royalty interest acquired in December 2025. The reported revenue does not include land agreement proceeds to the extent that they are credited against other mineral interests in our statement of financial position, interest received under our gold-linked loan, royalty revenue earned through Borborema LP joint venture and portion of royalty payments in the first quarter of 2026, which relates to the sales of residual ore produced in the last quarter of 2025 in the Pedra Branca mine, and was due to the former holder of the royalty.

The following provides a breakdown of our Total Revenue, Land Agreement Proceeds and Interest by assets for the periods indicated:

	For the three months ended March 31
	2026	2025
(in thousands of dollars)	($)	($)
Borborema	2,930	1,067
Borden	532	184
Canadian Malartic	13	105
Côté	1,293	519
Cozamin	381	301
Pedra Branca	2,386	—
Vareš	973	484
Others	854	917
	9,362	3,577

See "Non-IFRS Measures".

"Others" in the table above consist of land agreement proceeds and advance mineral royalty payments received. During the three months ended March 31, 2026, amounts attributed to Borborema in the table above consist of production royalty payments, interest received on our gold-linked loan, and royalty revenue earned through Borborema LP joint venture, whereas in the same period of 2025, amounts attributed to Borborema in the table above consist of pre-production royalty payments and interest received on our gold-linked loan. Amounts attributed to Pedra Branca in the table above consist of royalty payments on sales from the mine in the first quarter of 2026, which includes some sales on residual ore produced in the last quarter of 2025, and was due to the former holder of the royalty.

During the three months ended March 31, 2026, we had land agreement proceeds of $0.5 million of which $0.02 million were credited against other mineral interests, compared to $0.6 million of which $0.1 million were credited against other mineral interests in the same period of 2025.

In the first quarter of 2026, interest received under our gold-linked loan was $0.5 million, compared to $0.3 million in the same period of 2025.

During the three months ended March 31, 2026, copper streaming expenses related to our Vareš Stream were $0.3 million, compared to $0.1 million in the same period of 2025. These related to ongoing payments required to be made by us equal to 30% of the LME spot copper price and were included in cost of sales.

During the three months ended March 31, 2026, we recognized a depletion expense of $1.4 million, compared to $0.1 million in the same period of 2025. The increase was due to an increase in royalty and streaming revenue.

In the first quarter of 2026, general and administrative costs increased to $2.1 million from $1.8 million.

The following provides a breakdown of general and administrative costs for the periods indicated:

	For the three months ended March 31
	2026	2025
(in thousands of dollars)	($)	($)
Corporate administrative costs	756	681
Employee costs	1,001	780
Professional fees	348	341
	2,105	1,802
Depreciation	21	19
	2,126	1,821

During the three months ended March 31, 2026, corporate administrative costs was $0.8 million, compared to $0.7 million in the same period of 2025. Employee costs increased to $1.0 million from $0.8 million in 2025, resulting from lower capitalized employee costs. Professional fees were $0.3 million in each of the three months ended March 31, 2026 and 2025.

During each of the three months ended March 31, 2026 and 2025, we recognized non-cash share-based compensation expenses of $0.7 million. Share-based compensation expenses related to the vesting of share options and restricted share units granted to management, directors, employees and consultants.

During each of the three months ended March 31, 2026 and 2025, we recognized a fair value loss on short-term investments of $0.1 million. Short-term investments are measured at fair value with reference to closing foreign exchange rates and the quoted share price in the market.

In the first quarter of 2026, we recognized a fair value gain on our gold-linked loan of $0.6 million, compared to $0.3 million in the same period of 2025. The loan is measured at fair value with a risk-free interest rate, calibrated credit spread, estimated long-term gold price and expected volatility of gold.

We incurred finance costs of $0.3 million in the first quarter of 2026, compared to $2.2 million in the same period of 2025. These included interest expense and administration fees in relation to our Credit Facility. The decrease is primarily attributed to the redemption and conversion of our previously outstanding convertible debentures and repayment of the principal balance under our Credit Facility in the fourth quarter of 2025. In the first quarter of 2025, finance costs also included cash and non-cash interest expense and accretion on our then outstanding convertible debentures. In addition, we recognized a loss on loan modification of $0.5 million in the three months ended March 31, 2026 relating to the amendment of the Credit Facility, compared to a gain of $0.7 million in the same period of 2025. The loss was recognized on the modification of the Credit Facility to adjust the difference between the carrying amount of the bank loan, and the total of bank transaction costs incurred and present value of cash flows under its revised terms.

We incurred a current tax expense of $0.02 million in the first quarter of 2026, compared to $0.1 million in the same period of 2025. In the three months ended March 31, 2026, we recognized a deferred tax expense of $1.0 million, compared to $0.4 million in the same period of 2025. The change was primarily due to the utilization of deferred tax assets (i.e. non-capital losses) against taxable profit.

We had net income of $1.8 million or $0.01 per share on a basic and diluted basis, in the first quarter of 2026, compared to a net loss of $1.2 million, or $0.01 per share on a basic and diluted basis, in the same period of 2025. During the three months ended March 31, 2026, we had Adjusted Net Income of $3.3 million or $0.01 per share, compared to an Adjusted Net Loss of $1.2 million or $0.01 per share, for the same period in 2025. The change was primarily the result of increased revenues from royalty and streaming interests.

Liquidity and Capital Resources

	As at
	March 31, 2026	December 31, 2025
(in thousands of dollars)	($)	($)
Cash and cash equivalents	13,598	12,407
Short-term investments	2,601	1,548
Working capital (current assets less current liabilities)	19,406	17,928
Total assets	846,869	822,756
Total current liabilities	4,961	4,618
Total non-current liabilities	119,914	118,943
Shareholders' equity	721,994	699,195

As at March 31, 2026, we had cash and cash equivalents of $13.6 million, compared to $12.4 million at the end of 2025. This was primarily driven by an increase in revenues from our royalty and streaming interests, proceeds from the sale of an interest in our subsidiary and proceeds from the issuance of GRC Shares upon the exercise of outstanding options and warrants, partially offset by the cash utilized in our acquisition of the additional Borborema royalty during the period.

As at March 31, 2026, we had short-term investments of $2.6 million, compared to $1.5 million as at December 31, 2025. Short-term investments consist of marketable securities. The increase was primarily due to the marketable securities received in the first quarter of 2026 from the operator of Jerritt Canyon Mine, as part of the settlement following a favourable judgement in a previously announced dispute with the operator of the Jerritt Canyon Mine regarding our per tonne royalty interest in 2025.

As at March 31, 2026, we had accounts receivable of $5.2 million, compared to $2.7 million as at December 31, 2025. The increase primarily resulted from increased revenues from royalty and streaming interests.

As at March 31, 2026, we had prepaids and other receivables of $2.9 million, compared to $5.9 million as at December 31, 2025. The decrease was primarily due to timing differences associated with the receipt of other receivables related to the favorable judgment in a previously announced dispute with the operator of the Jerritt Canyon Mine, withholding tax, and the reclassification of a portion of unamortized transaction costs to other long term assets.

We had working capital (current assets less current liabilities) of $19.4 million as at March 31, 2026, compared to $17.9 million as at December 31, 2025, primarily due to the increase in accounts receivable balances.

We had non-current liabilities of $119.9 million as at March 31, 2026, compared to $118.9 million as at December 31, 2025. Non-current liabilities consist of deferred income tax liability, primarily arising from acquisition-related fair value adjustments in prior years, of $119.8 million and non-current portion of lease obligation of $0.1 million.

Cash Flows

Operating Activities

Operating activities provided cash of $4.5 million in the first quarter of 2026, compared to $2.5 million in the same period of 2025. Net cash provided by operating activities during the three months ended March 31, 2026 reflected net income of $1.8 million offset by various non-cash items including $1.4 million of depreciation and depletion, $1.0 million of deferred tax expense, $0.7 million of share-based compensation, $0.6 million of change in the fair value of our gold-linked loan, $0.5 million loan modification loss, $0.5 million of share of profit in joint venture, $0.3 million of finance costs, and $0.1 million of change in fair value of short-term investments. Non-cash working capital changes included an increase in accounts receivable using cash of $2.5 million in the first quarter of 2026, compared to a decrease that provided cash of $0.5 million in the same period of 2025. A decrease in prepaids and other receivables provided cash of $1.4 million in the first quarter of 2026, compared to $0.03 million in the same period of 2025. Interest income received on our gold-linked loan provided cash of $0.5 million in the first quarter of 2026, compared to $0.3 million in the same period of 2025. An increase in accounts payable and accrued liabilities provided cash of $0.3 million in the first quarter of 2026, compared to $0.6 million in the same period of 2025.

Investing Activities

Investing activities utilized cash of $7.8 million in the first quarter of 2026, compared to providing cash of $2.1 million in the same period of 2025. In the first quarter of 2026, we used $30.3 million in cash for acquisitions, compared to $2.2 million in the same period of 2025. The increase was principally due to the acquisition of the Additional Borborema Royalty in January 2026, partially offset by proceeds of $22.5 million from the sale of an interest in Borborema LP.

Financing Activities

During the three months ended March 31, 2026, financing activities provided cash of $4.5 million, compared to using cash of $0.5 million in the same period of 2025. The change was mainly due to the proceeds received from the issuance of GRC Shares upon the exercise of outstanding options and warrants. Interest payments used cash of $0.3 million in the first quarter of 2026, compared to $1.3 million in the same period of 2025. The decrease was due to the redemption and conversion of our previously outstanding convertible debentures and repayment of the principal balance under our Credit Facility in the fourth quarter of 2025. In January 2026, we drew down $22.5 million under the Credit Facility in connection with our acquisition of an additional royalty on the Borborema mine, and incurred transaction costs of $0.6 million in relation to the Credit Facility amendment in February 2026. The outstanding principal under the Credit Facility was fully repaid in February 2026.

Contractual Obligations

As at March 31, 2026, we had the following contractual obligations, including payments due for each of the next five years and thereafter:

	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
(in thousands of dollars)	($)	($)	($)	($)	($)
Lease obligations	178	97	81	—	—

Non-IFRS Measures

We have included, in this document, certain performance measures, including: (i) Total Revenue, Land Agreement Proceeds and Interest; (ii) Adjusted EBITDA; (iii) Adjusted Net Income (Loss) and Adjusted Net Income (Loss) Per Share, basic and diluted; and (iv) GEOs which are each non-IFRS measures. The presentation of such non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. These non-IFRS measures do not have any standardized meaning prescribed by IFRS Accounting Standards and other companies may calculate these measures differently.

Total Revenue, Land Agreement Proceeds and Interest

Total Revenue, Land Agreement Proceeds and Interest are determined by adjusting revenue for the impact of: land agreement proceeds credited against other mineral interests, interests earned on gold-linked loan, one-time adjustment related to the purchase of Pedra Branca Royalty, and royalty revenue earned through Borborema LP joint venture. We have included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry.

The following is a reconciliation of Total Revenue, Land Agreement Proceeds and Interest to total revenue for the three months ended March 31, 2026 and 2025:

	For the three months ended March 31
	2026	2025
(in thousands of dollars)	($)	($)
Royalty	7,033	1,116
Streaming	973	484
Advance minimum royalty and pre-production royalty	346	1,078
Land agreement proceeds	508	573
Interest income credited against gold-linked loan	502	326
Total Revenue, Land Agreement Proceeds and Interest	9,362	3,577
Land agreement proceeds credited against other mineral interests	(20)	(113)
Interest income credited against gold-linked loan	(502)	(326)
One-time adjustment related to the purchase of Pedra Branca Royalty(1)	(1,000)	—
Royalty revenue earned through Borborema LP joint venture(2)	(662)	—
Revenue	7,178	3,138

__________

Notes:

(1)
Consist of portion of royalty payments in the first quarter of 2026, which relates to the sales of residual ore produced in the last quarter of 2025 in the Pedra Branca mine, and was due to the former holder of the royalty.
(2)
Represents our proportionate share of revenue from our 50.0022% interest in the Borborema LP joint venture, which holds an NSR on the Borborema mine.

Adjusted EBITDA

Adjusted EBITDA is determined by adjusting net income (loss) for the impact of: depletion, depreciation, finance costs, current and deferred tax expenses, interest earned on gold-linked loan, one-time adjustment related to the purchase of Pedra Branca Royalty, and royalty revenue earned through Borborema LP joint venture, transaction related and non-recurring general and administrative expenses(1), non-cash share-based compensation, share of loss in associate, share of profit in joint venture, change in fair value of gold-linked loan, change in fair value of short-term investments, change in fair value of embedded derivative, foreign exchange loss (gain), loss (gain) on loan modification and other income. We have included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry. The table below provides a reconciliation of net income (loss) to Adjusted EBITDA for the three months ended March 31, 2026 and 2025.

(1)
Transaction related and non-recurring general and administrative expenses comprised of operating expenses that are not expected to be incurred on an ongoing basis. During the three months ended March 31, 2026, transaction related and non-recurring general and administrative expenses primarily consisted of professional fees related to accounting advisory services.

	For the three months ended March 31
	2026	2025
(in thousands of dollars)	($)	($)
Net income (loss)	1,771	(1,248)
Depletion	1,391	91
Depreciation	21	19
Finance costs	343	2,205
Current tax expense	16	71
Deferred tax expense	1,011	360
Land Agreement Proceeds credited against other mineral interests	20	113
Interest income credited against gold-linked loan	502	326
One-time adjustment related to the purchase of Pedra Branca Royalty(1)	1,000	—
Royalty revenue earned through Borborema LP joint venture(2)	662	—
Share of profit in joint venture(2)	(453)	—
Transaction related and non-recurring general and administrative expenses	33	61
Share-based compensation	735	692
Share of loss in associate	—	30
Change in fair value of gold-linked loan	(592)	(290)
Change in fair value of short-term investments	136	74
Change in fair value of embedded derivative	—	(100)
Foreign exchange loss (gain)	5	(29)
Loss (gain) on loan modification	500	(693)
Other income	(102)	(9)
Adjusted EBITDA	6,999	1,673

__________

Notes:

(1)
Consist of portion of royalty payments in the first quarter of 2026, which relates to the sales of residual ore produced in the last quarter of 2025 in the Pedra Branca mine, and was due to the former holder of the royalty.

(2)
Represents our proportionate share of revenue from our 50.0022% interest in the Borborema LP joint venture, which holds an NSR on the Borborema mine.

Adjusted Net Income (Loss) and Adjusted Net Income (Loss) Per Share, basic and diluted

Adjusted Net Income (Loss) is calculated by adjusting net income (loss) for the impact of: land agreement proceeds credited against other mineral interests, interests earned on gold-linked loan, one-time working capital adjustment related to the purchase of Pedra Branca Royalty, accretion of convertible debentures, transaction related and non-recurring general and administrative expenses(1), share of loss in associate, changes in fair value of embedded derivative, short-term investments and gold-linked loan, loss (gain) on loan modification, foreign exchange loss (gain) and other income. Adjusted Net Income (Loss) Per Share, basic and diluted, have been determined by dividing the Adjusted Net Income (Loss) by the weighted average number of common shares for the applicable period. Management believes that they are useful measures of performance as they adjust for items which are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. The following is a reconciliation of net income (loss) to Adjusted Net Income (Loss), Per Share, basic and diluted for the periods indicated:

(1)
Transaction related and non-recurring general and administrative expenses comprised of operating expenses that are not expected to be incurred on an ongoing basis. During the three months ended March 31, 2026, transaction related and non-recurring general and administrative expenses primarily consisted of professional fees related to accounting advisory services.

	For the three months ended March 31
	2026	2025
(in thousands of dollars, except per share amount)	($)	($)
Net income (loss)	1,771	(1,248)
Land Agreement Proceeds credited against other mineral interests	20	113
Interest income credited against gold-linked loan	502	326
One-time adjustment related to the purchase of Pedra Branca Royalty(1)	1,000	—
Accretion of convertible debentures	—	519
Transaction related and non-recurring general and administrative expenses	33	61
Share of loss in associate	—	30
Change in fair value of gold-linked loan	(592)	(290)
Change in fair value of short-term investments	136	74
Change in fair value of embedded derivative	—	(100)
Foreign exchange loss (gain)	5	(29)
Loss (gain) on loan modification	500	(693)
Other income	(102)	(9)
Adjusted Net Income (Loss)	3,273	(1,246)

Weighted average number of common shares
Basic	229,394,670	170,325,913
Diluted	240,950,256	170,325,913

Adjusted Net Income (Loss) Per Share
Basic	0.01	(0.01)
Diluted	0.01	(0.01)

__________

Note:

(1)
Consist of portion of royalty payments in the first quarter of 2026, which relates to the sales of residual ore produced in the last quarter of 2025 in the Pedra Branca mine, and was due to the former holder of the royalty.

GEOs

GEOs are determined by dividing Total Revenue, Land Agreement Proceeds and Interest by the average gold prices for the applicable period:

(in thousands of dollars, except Average Gold Price/oz and GEOs)	Average Gold Price/oz	Total Revenue, Land Agreement Proceeds and Interest	GEOs
For the three months ended March 31, 2025	2,865	3,577	1,249
For the three months ended March 31, 2026	4,875	9,362	1,920

Summary of Quarterly Results

The following table sets forth our selected financial results for each of the quarterly periods indicated.

	Revenue	Net income (loss)	Net income (loss) per share, basic	Net income (loss) per share, diluted
(in thousands of dollars, except per share amounts)	($)	($)	($)	($)
June 30, 2024	1,794	(2,236)	(0.01)	(0.01)
September 30, 2024(1)	2,060	3,423	0.02	0.02
December 31, 2024	3,355	(3,193)	(0.02)	(0.02)
March 31, 2025(2)	3,138	(1,248)	(0.01)	(0.01)
June 30, 2025(2)	3,823	(829)	(0.00)	(0.00)
September 30, 2025	4,148	(1,133)	(0.01)	(0.01)
December 31, 2025	4,501	(920)	(0.00)	(0.00)
March 31, 2026	7,178	1,771	0.01	0.01

__________

Notes:

(1)
Net income for the three months ended September 30, 2024, includes a $5.9 million deferred tax recovery that was recognized as a result of an internal reorganisation to streamline operations, which was completed in the third quarter of 2024.
(2)
Net income for the three months ended March 31, 2025 and June 30, 2025, includes catch-up depletion adjustments of $0.6 million and $0.3 million, respectively, arising from the revision of the life of mine of a certain property to which our royalty agreement relates.

Quarterly fluctuations in net income (loss) are primarily driven by changes in revenue from royalties, streaming and other mineral interests, changes in operating expenses, finance costs and changes in corporate activities during the respective periods.

Off-Balance Sheet Arrangements

As at March 31, 2026, we did not have any off-balance sheet arrangements.

Transactions with Related Parties

Queen's Road Capital Investment Ltd. ("QRC"), an entity whose Chief Executive Officer is also one of our directors, subscribed for $30 million principal amount of the convertible debentures in our convertible debenture financing completed in December 2023. The convertible debentures were fully redeemed by us on November 25, 2025. Accordingly, no finance costs were incurred under such convertible debentures held by QRC during the three months ended March 31, 2026, compared to $1.2 million in the same period of 2025.

Related party transactions are based on the amounts agreed to by the parties. During the three months ended March 31, 2026, we have not entered into any contracts or undertake any commitment with any related parties other than as described herein.

Transactions with Key Management Personnel

Key management personnel are individuals responsible for planning, directing and controlling the activities of an entity. Total management salaries and directors' fees incurred for services provided by our key management personnel for the three months ended March 31, 2026 and 2025 are as follows:

	For the three months ended March 31
	2026	2025
(in thousands of dollars)	($)	($)
Management salaries	340	298
Directors' fees	57	48
Share-based compensation	522	507
	919	853

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, income and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

Information about significant sources of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

(1)
The assessment of impairment of royalties, streaming and other mineral interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of fair values. When assessing whether there are indicators of impairment, management uses its judgment in evaluating the indicators such as significant changes in future commodity prices, discount rates, foreign exchange rates, taxes, operator reserve and resource estimates or other relevant information received from the operators that indicates production from royalty or streaming interests will not likely occur or may be significantly reduced in the future.
(2)
The functional currency for each of our subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and we reconsider the functional currency of its entities if there is a change in events and conditions which determine the primary economic environment.

Information about significant sources of estimation uncertainty are described below.

•
We estimate the attributable reserves and resources relating to the mineral properties underlying our interests. Reserves and resources are estimates of the amount of minerals that can be economically and legally extracted from the mining properties in which we have royalty interests, adjusted where applicable to reflect its percentage entitlement to minerals produced from such mines. The public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the reserve or resource estimates may impact the depletion calculation and carrying value of our royalty interests.
•
When impairment indication of royalties, streaming and other mineral interests exists, the recoverable amount of the interest is estimated in order to determine the extent of the impairment (if any). The recoverable amount is the higher of the fair value less costs of disposal ("FVLCD") and value in use. The assessment of the FVLCD of royalty and other mineral interests requires the use of estimates and assumptions for long-term commodity prices, production start dates, discount rates, mineral reserve/resource conversion, purchase multiples and the associated production implications. In addition, we may use other approaches in determining FVLCD which may include estimates related to (i) dollar value per ounce of mineral reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the estimates used in determining the recoverable amounts of the royalty and other mineral interests could impact the impairment (or reversal of impairment) analysis.
•
Our gold-linked loan is carried at fair value at each period end. In order to calculate the fair value at year end, we use a discounted cash flow model and is required to make estimates and assumptions on risk-free interest rate, calibrated credit spread, long-term gold price and volatility of gold. Changes to these assumptions may impact the fair value of the asset at period end.
•
We estimate the fair values of our share options at the date of grant using the Black-Scholes option pricing model. We are required to make estimates and assumptions on risk-free interest rate, expected life of the share options, volatility and dividend yield of our shares and forfeiture rate of the share options. Changes to these assumptions may impact the share-based compensation expense related to the share options recognized during each period.

Financial Instruments and Risk Management

Our financial instruments consist of cash and cash equivalents, short-term and long-term investments, gold-linked loan, accounts receivable, accounts payable and accrued liabilities and lease obligations.

Our short-term investments are initially recorded at fair value and subsequently revalued to their fair market value at each period end based on inputs such as quoted equity prices. The fair value of our gold-linked loan is determined based on a discounted cash flow approach, which includes significant inputs not based on observable market data such as long-term gold price and expected volatility of gold. Our long-term investments are initially recorded at fair value and subsequently revalued to its fair market value at each period end based on inputs such as quoted equity prices. The fair value of our other financial instruments, which include cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity. Lease obligations are measured at amortized cost. The fair value of our lease obligations approximate their carrying values as their interest rates are comparable to current market rates.

Financial risk management objectives and policies

The financial risk arising from our operations are credit risk, liquidity risk, currency risk, equity price risk and interest rate risk. These risks arise from the normal course of operations and all transactions undertaken are to support our ability to continue as a going concern. The risks associated with financial instruments and the policies on how we mitigate these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Our credit risk is primarily associated with our bank balances, accounts receivable and gold-linked loan. Our bank balances are held with a Schedule I chartered bank in Canada and its US affiliates. Our maximum exposure to credit risk is equivalent to the carrying value of our cash and cash equivalents in excess of the amount of government deposit insurance coverage for each financial institution, and the carrying value of our accounts receivable and gold-linked loan. In order to mitigate our exposure to credit risk, we closely monitor our financial assets.

Liquidity Risk

Liquidity risk is the risk that we will not be able to settle or manage our obligations associated with financial liabilities. To manage liquidity risk, we closely monitor our liquidity position and ensure we have adequate sources of funding to finance our projects and operations. Our working capital (current assets less current liabilities) as at March 31, 2026, was approximately $19.4 million as compared to approximately $17.9 million as at December 31, 2025. Our accounts payable and accrued liabilities are expected to be realized or settled, respectively, within a one-year period.

Our future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals, or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand. In managing liquidity risk, we consider the amount available under the Credit Facility, anticipated cash flows from operating activities and our holding of cash and short-term investments. We believe we have adequate liquidity to meet our obligations and to finance our planned activities.

Currency Risk

We are exposed to foreign exchange risk when we undertake transactions and hold assets and liabilities in currencies other than our functional currency. We currently do not engage in foreign exchange currency hedging. The currency risk on our cash and cash equivalents, short-term investments and accounts payable and accrued liabilities is minimal.

Equity price Risk

We are exposed to equity price risk associated with our investments in other mining companies. Our short-term investments consisting of common shares are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held. Based on the short-term investments held by us as at March 31, 2026, a 10% change in the market price of these investments would have an impact of approximately $0.2 million on net income. We are not exposed to significant equity price risk related to our short-term investments.

Interest rate Risk

Our exposure to interest rate risk arises from the impact of interest rates on our cash and secured revolving credit facility, which bear interest at fixed or variable rates. The interest rate risks on our cash balances are minimal. Our secured revolving credit facility bears a interest rate based on SOFR plus applicable margin ranging from 2.25% to 3.25% based on our leverage ratio and an increase (decrease) of 10 basis point in the applicable rate of interest would not have a significant impact on the net income for the three months ended March 31, 2026. Our lease liability is determined using the interest rate implicit in the lease and an increase (decrease) of 10 basis points would not have a significant impact on the net income for the three months ended March 31, 2026.

Outstanding Share Data

As at the date hereof, we have 254,442,356 GRC Shares, 1,825,335 restricted share units and 7,153,993 share options outstanding. Furthermore, there are outstanding warrants to purchase 14,653,827 GRC Shares issued to holders in connection with our public offering in connection with the Vareš Stream in 2024. Each such warrant is exercisable to acquire one GRC Share for a period of 36 months after closing, at an exercise price of $2.25.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

Our Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO") are responsible for establishing and maintaining our disclosure controls and procedures ("DCP"). We maintain DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to our management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

In designing and evaluating DCP, we recognize that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The CEO and CFO have evaluated whether there were changes to the DCP during the three months ended March 31, 2026 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Internal Control over Financial Reporting

Our management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") for us to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS Accounting Standards, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

Our ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with our policies and procedures.

The CEO and CFO have evaluated whether there were changes to the ICFR during the three months ended March 31, 2026 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

Forward-looking Statements

Certain statements contained in this MD&A constitute "forward-looking information" within the meaning of Canadian securities laws and "forward-looking statements" within the meaning of securities laws in the United States (collectively, "Forward-Looking Statements"). These statements relate to the expectations of management about future events, results of operations and our future performance (both operational and financial) and business prospects. All statements other than statements of historical fact are Forward-Looking Statements. The use of any of the words "anticipate", "plan", "contemplate", "continue", "estimate", "expect", "intend", "propose", "might", "may", "will", "shall", "project", "should", "could", "would", "believe", "predict", "forecast", "target", "aim", "pursue", "potential", "objective" and "capable" and the negative of these terms or other similar expressions are generally indicative of Forward-Looking Statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such Forward-Looking Statements. No assurance can be given that these expectations will prove to be correct and such Forward-Looking Statements should not be unduly relied on. These statements speak only as of the date of this MD&A. In addition, this MD&A may contain Forward-Looking Statements attributed to third-party industry sources. Without limitation, this MD&A contains Forward-Looking Statements pertaining to the following:

•
our plans and objectives, including our acquisition and growth strategy;
•
our future financial and operational performance, including expectations regarding projected future revenues;
•
royalty and other payments to be made to us by the owners and operators of the projects underlying our royalties, streaming and other interests;
•
expectations regarding our royalties, streaming and other interests;
•
the plans and expectations of the operators of properties underlying our royalty and streaming interests;
•
estimates of mineral reserves and mineral resources on the projects in which we have royalty and streaming interests;
•
estimates regarding future revenue, expenses and needs for additional financing; and
•
adequacy of capital and financing needs.

These Forward-Looking Statements are based on opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances, including that:

•
the public disclosures of the operators regarding the properties underlying our interests are accurate, including that such operators will meet their disclosed production targets and expectations;
•
current gold, base metal and other commodity prices will be sustained, or will improve;
•
the proposed development of the projects underlying our interests will be viable operationally and economically and will proceed as expected;
•
any additional financing required by us will be available on reasonable terms; and
•
operators of the properties in which we hold royalties and streaming interests will not experience any material accident, labor dispute or failure of equipment.

Actual results could differ materially from those anticipated in these Forward-Looking Statements as a result of the following risk factors, among others:

•
our revenue and the value of our royalty and streaming interests are subject to volatility in metal prices, which could negatively affect our results of operations, cash flow or financial condition;
•
we own passive interests in mining properties, and it is difficult or impossible for us to ensure properties are developed or operated in our best interest;
•
a substantial majority of our royalty and streaming interests are on non-producing properties and these and any future royalty, streaming or similar interests we acquire, particularly on exploration and development stage properties, are subject to the risk that they may never achieve production;
•
we have limited or no access to data or the operations underlying our existing or future royalty, streaming or similar interests, which makes it more difficult for us to project or assess the performance of our royalty and streaming interests;
•
a significant portion of our asset value and revenue comes from a small number of operating properties, which means that adverse developments at these properties could have a more significant or lasting impact on our results of operations than if our revenue was less concentrated;
•
the value and potential revenue from our royalty, streaming and similar interests are subject to many of the risks faced by the owners and operators of our existing or future royalty, streaming or similar interests;
•
our business, financial condition and results of operations could be adversely affected by market and economic conditions;

•
we may enter into acquisitions or other material transactions at any time, which transactions may necessitate additional debt or equity financing;
•
our future growth is, to an extent, dependent on our acquisition strategy and our ability to acquire additional royalty or streaming interests at appropriate valuations;
•
current and future indebtedness could adversely affect our financial condition and impair our ability to operate our business;
•
our business and revenues could be adversely affected by problems concerning the existence, validity, enforceability, terms or
•
geographic extent of our royalty and streaming interests and our interests may similarly be materially and adversely impacted by change of control, bankruptcy or the insolvency of operators;
•
if title to mining claims, concessions, licenses, leases or other forms of tenure is not properly maintained by the operators, or is successfully challenged by third-parties, our existing royalty and streaming interests could be found to be invalid;
•
operators may interpret our existing or future royalties, streaming or other interests in a manner adverse to us or otherwise may not abide by their contractual obligations, and we could be forced to take legal action to enforce our contractual rights;
•
certain of our royalty interests are subject to buy-down and other rights of third-parties;
•
development and operation of mines is capital intensive and any inability of the operators of properties underlying our existing or future royalty, streaming or similar interests to meet liquidity needs, obtain financing or operate profitably could have material adverse effects on the value of, and revenue from, such interests;
•
estimates of mineral resources and mineral reserves disclosed by the owners and operators of the properties underlying our royalty, streaming and similar interests may be subject to significant revision;
•
depleted mineral reserves may not be replenished, which could reduce the income we would have expected to receive from a particular royalty, streaming or similar interest;
•
operations in foreign countries or other sovereign jurisdictions are subject to many risks, which could decrease our revenues;
•
we may enter into transactions with related parties and such transactions present possible conflicts of interest.
•
the mining industry is subject to environmental risks in the jurisdictions where projects underlying our interests are located, including risk associated with climate change;
•
opposition from Indigenous peoples may delay or suspend development or operations at the properties where we hold royalty or similar interests, which could decrease our revenues;
•
evolving expectations regarding ESG matters may adversely affect our business, including as a result of additional costs, reputational damage, and/or litigation;
•
our operations and those of the owners and operators of the properties underlying our interests may be negatively impacted by the effects of the spread of illnesses or other public health emergencies;
•
we depend on the services of our Chief Executive Officer, Chief Financial Officer, Chief Development Officer and other management and key employees;
•
certain of our directors and officers also serve as directors and officers of other companies in the mining sector, which may cause them to have conflicts of interest;
•
a significant disruption to our information technology systems or those of our third-party service providers could adversely affect our business and operating results;
•
potential litigation affecting the properties that we have royalty, streaming or similar interests in could have a material adverse effect on us;
•
we may use certain financial instruments that subject us to a number of inherent risks; and
•
the other factors discussed under "Item 3. Key Information – D. Risk Factors" in our Annual Report and other disclosure documents, which are available under our profile at www.sedarplus.ca and www.sec.gov.

This list of factors should not be construed as exhaustive. We do not intend to and do not assume any obligations to update Forward-Looking Statements, except as required by applicable law.

Please see "Item 3. Key Information – D. Risk Factors" in the Annual Report for further information regarding key risks faced by us.

Additional Information

Additional information concerning the Company is available under our profile at www.sedarplus.ca and www.sec.gov.